SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Reports Record Revenues & EBIT for Q3 2008 dated November 12, 2008.

                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications Reports Record Revenues & EBIT for Q3 2008

Wednesday November 12, 2:24 am ET

Continued High Profitability: 23% EBITDA Margin and 12% EBIT Margin for the 9-Month Period

PETACH TIKVA, Israel, November 12 /PRNewswire-FirstCall/ -- 012
Smile.Communications (NASDAQ Global Market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today reported its financial results for the three and nine-month periods ended September 30, 2008.

    Highlights

    - Record revenues: NIS 282 million ($82 million), up 1% year-over-year; excluding the effect of the decrease in the dollar-shekel exchange rate and the reduction in hubbing revenues, up 12%

    - Record EBIT: up 9% year-over-year to a record of NIS 34 million ($10 million)

    - Continued high profitability: 23% EBITDA margin and 12% EBIT margin for the nine months ended September 30, 2008

    - Continued strong cash flow performance: operating cash-flow for the quarter was NIS 47 million ($14 million)

    - On-track performance in VOB-based domestic telephony business: over 85,000 subscriber lines achieved to date in line with goals and business plan

    - Continued progress towards entry into Israel's mobile market

Results for the Third Quarter

Revenues: Revenues for the third quarter of 2008 were NIS 282 million ($82 million), a 1% increase as compared with NIS 280 million for the third quarter of 2007, and a 7% increase compared sequentially with NIS 264 million for the second quarter of 2008. This increase was attributable to a 14% increase in revenues from the Company's broadband services, which compensated for the 35% year-over-year decrease in low-margin hubbing services (wholesale traffic) and the decrease in the average shekel-dollar exchange rate. During the third quarter of 2008, the average shekel-dollar exchange rate declined by 16% (compared to the average exchange rate prevailing in Q3 2007), significantly reducing the shekel value of the Company's dollar-linked revenues (approximately 33% of the Company's overall revenues). Excluding the effect of the decrease in the dollar-shekel exchange rate and the reduction in hubbing revenues, revenues were up by 12% on a year-over-year basis.

Operating Results: Operating Income (EBIT) for the third quarter increased to a record NIS 34 million ($9.9 million), a 9% increase compared with the third quarter of 2007, and a 3% increase compared sequentially to the second quarter of 2008. Adjusted EBITDA for the third quarter was NIS 63 million ($18.4 million), a 2% increase compared with the third quarter of 2007. Adjusted EBITDA margin increased to 22.2% from 21.9% in the comparable period of 2007. For more information regarding the use of non-GAAP financial measurements, please see the notes contained in this press release.

Financing Expenses: Financing expenses for the third quarter totaled NIS 18 million ($5.3 million) compared with NIS 14 million in the third quarter of 2007. Similar to the second quarter, this reflected primarily the increase in the Israeli CPI to which the Company's bonds are linked.

Net Results: Net income for the third quarter of 2008 was NIS 12.5 million ($3.7 million), or NIS 0.49 ($0.15) per share, compared to NIS 12.3 million, or NIS
0.67 per share (pre IPO number of shares), for the third quarter of 2007, and to NIS 5.6 million, or NIS 0.22 per share, in the second quarter of 2008.

    Segment Overview

    - Broadband: third quarter revenues from core broadband activities were NIS 140 million ($40.9 million), an increase of 14% compared with the third quarter of 2007, and 7% compared sequentially with the second quarter of 2008. This reflects the steady stability of the Company's broadband customers, together with the consecutive increase in the number of the company's VOB customers. Taken as a whole, broadband revenues now represent approximately 50% of the Company's total revenues compared to 44% in the third quarter of 2007. To date, the Company has enrolled over 85,000 VOB-based telephony subscribers, which is in line with its plan for reaching over 90,000 subscribers by the end of 2008 and a 5% market share by the end of 2009.

    - Traditional telephony: third quarter revenues from traditional telephony services were NIS 142 million ($41.4 million), representing approximately 50% of the Company's revenues. This is a 10% decrease compared with the third quarter of 2007, reflecting the 35% reduction in hubbing services, as well as the decline in the average shekel-dollar exchange rate, which decreased the shekel value of dollar-denominated sales. Excluding the effect of the decrease in the shekel-dollar exchange rate and the decline in low-margin hubbing revenues, revenues from this segment increased by 4% on a year-over-year basis.

Balance Sheet: The Company's cash, cash equivalents and short term investments as of September 30, 2008 were NIS 277 million ($81 million), compared with NIS 24 million as of September 30, 2007 and NIS 230 million as of December 31, 2007.

Comments of Management

Commenting on the results, Ms. Stella Handler, CEO of 012 Smile.Communications, said, "We are proud to report record revenues and EBIT for the third quarter, demonstrating the stability and steadiness of our business despite the uncertain economic environment. To date, we continue to achieve on-track growth in all of our core broadband activities, including our local telephony business, which has enrolled 85,000 subscriber lines. We have also benefited from the quarter's strengthening of the shekel-dollar exchange rate (compared to the previous quarter), a trend which has continued to work in our favor during the fourth quarter."

Ms. Handler continued, "As is prudent in today's global economic environment, we have adopted an even more cautious approach towards expenses and investments. Nonetheless, we continue to prepare for a future entry into Israel's mobile market, a direction we believe has the potential to take our company to the next level."

Conference Call Information

Management will host an interactive teleconference to discuss the results today, November 12, 2008, at 09:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-407-2553 from within the U.S. or 1-866-9586-867 from within Canada, 0-800-917-5108 from within the U.K., or +972 3 918-0691 from other international locations. The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

Notes:

Non-GAAP Measurements

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of September 30, 2008 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of September 30, 2008 (NIS 3.4210 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.


                                                012 Smile.Communications Ltd.

    Consolidated Balance Sheets

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                    $1 = NIS
                                                                       3.421
                                       September 30 December 31 September 30
                                          2008        2007           2008
                                       (Unaudited)  (Audited)    (Unaudited)
                                           NIS thousands         $ thousands
    Current assets
    Cash and cash equivalents             52,831     229,895         15,443
    Short-term investments               223,996           -         65,477
    Trade receivables, net               201,992     194,964         59,045
    Parent company receivable                  -       6,553              -
    Related parties receivables            1,535       2,161            449
    Prepaid expenses and other            21,479      19,804          6,278
    current assets
    Deferred taxes                         8,316       9,396          2,431

    Total current assets                 510,149     462,773        149,123

    Investments
    Long-term trade receivables            3,700       3,460          1,082
    Assets held for employee              19,497      18,453          5,699
    severance benefits

    Total investments                     23,197      21,913          6,781

    Property and equipment, net          163,379     160,211         47,758

    Other assets, net                    290,514     295,592         84,921
    Other intangible assets, net         181,574     202,376         53,076
    Goodwill                             411,171     411,171        120,190

    Total assets                       1,579,984   1,554,036        461,849

                                              012 Smile.Communications Ltd.

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                    $1 = NIS
                                                                       3.421
                                       September 30 December 31 September 30
                                           2008        2007         2008
                                        (Unaudited) (Audited)    (Unaudited)
                                           NIS thousands         $ thousands

    Current liabilities
    Short-term bank credit                   1,880      2,407           550
    Current maturities of long-term         98,187      3,558        28,701
    obligations and debentures
    Accounts payable                       142,182    164,535        41,562
    Loan from the parent company           110,016    105,733        32,159
    Related parties payables                   343          -           100
    Other payables and accrued expenses    101,644    101,661        29,712

    Total current liabilities              454,252    377,894       132,784

    Long-term liabilities
    Debentures                             398,895    437,460       116,602
    Long-term obligations                      508      2,836           149
    Long-term trade and other payables           -     20,458             -
    Deferred taxes                          25,350     29,027         7,410
    Liability for employee severance        32,456     32,318         9,487
    benefits

    Total long-term liabilities            457,209    522,099       133,648

    Total liabilities                      911,461    899,993       266,432

    Shareholders' equity and parent
    company investment                     668,523    654,043       195,417

    Total liabilities, shareholders'      1,579,98  1,554,036       461,849
    equity and parent company investment

                                                012 Smile.Communications Ltd.

    Consolidated Statements of Operations

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        3.421
                                                                   Nine-month
                               Three-month          Nine-month         period
                              period ended         period ended         ended
                             September 30          September 30  September 30
                           2008        2007      2008       2007         2008
                        (Unaudited)(Unaudited) (Unaudited)(Unaudited)(Unaudited)
                                       NIS thousands               $ thousands

    Revenues              281,803    280,283    808,767    831,581    236,412

    Costs and expenses
    Cost of revenues      193,156    191,352    547,213    578,704    159,957

    Selling and
    marketing
    expenses               40,742     40,077    115,306    118,245     33,705

    General and
    administrative         14,118     14,916     42,399     41,440     12,394
    expenses

    Other charges               -      3,041      6,705      4,948      1,960

    Total costs and       248,016    249,386    711,623    743,337    208,016
    expenses

    Income from            33,787     30,897     97,144     88,244     28,396
    operations

    Financial expenses,    17,966     14,255     65,311     38,015     19,091
    net

    Income before tax
    expenses               15,821     16,642     31,833     50,229      9,305
    Tax expenses            3,300      4,361      8,064     16,787      2,357

    Net income             12,521     12,281     23,769     33,442      6,948

    Income per share
    Basic and diluted
    earnings
    per share (in NIS)       0.49       0.67       0.94       1.82       0.27

    Weighted average
    number
    of ordinary shares
    used in
    calculation of
    basic and
    diluted earnings   25,360,000 18,370,000 25,360,000 18,370,000 25,360,000
    per share

                                                012 Smile.Communications Ltd.

    Reconciliation Table of Non-GAAP Measures (NIS in thousands)

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        3.421
                                                                   Nine-month
                            Three-month             Nine-month         period
                            period ended           period ended         ended
                            September 30           September 30  September 30
                          2008         2007       2008       2007        2008
                      (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)
                                       NIS thousands              $ thousands

    GAAP operating        33,787     30,897     97,144     88,244     28,396
    income

    Adjustments
    Amortization of
    acquired
    intangible assets      6,820      7,985     20,460     23,955      5,981
    Other charges                     3,041      6,705      4,948      1,960
    Expenses recorded
    for
    stock compensation
    in
    accordance with SFAS
    123(R)                 1,239          -      2,189          -        640

    Non-GAAP adjusted
    operating income      41,846     41,923    126,498    117,147     36,977

    GAAP tax expenses
    (benefit), net         3,300      4,361      8,064     16,787      2,357

    Adjustments

    Amortization of
    acquired
    intangible assets
    Included in tax
    expenses, net          1,841      2,316      5,524      5,970      1,615

    Non-GAAP tax
    expenses
    (benefit), net         5,141      6,677     13,588     22,757      3,972

    Net income as         12,521     12,281     23,769     33,442      6,948
    reported

    Taxes on income        3,300      4,361      8,064     16,787      2,357
    Other charges              -      3,041      6,705      4,948      1,960
    Expenses recorded
    for
    stock compensation
    in
    accordance with SFAS
    123(R)                 1,239          -      2,189          -        640
    Financial expenses    17,966     14,255     65,311     38,015     19,091
    Depreciation and
    amortization          27,541     27,513     81,047     82,631     23,691

    Adjusted EBITDA       62,567     61,451    187,085    175,823     54,687

For further information, please contact:


Ms. Idit Azulay, 012 Smile.Communications Ltd, +972-72-2003848, i.azulay@smile.net.il



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                 (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  November 12, 2008